MONTHLY REPORT - NOVEMBER, 2010
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $   4,844,962	    52,926,333

   Change in unrealized gain (loss) on open         (29,518,323)    18,513,791
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury            16,978         16,978
         obligations
      Change in unrealized gain (loss) from U.S.       (353,820)      (253,596)
         Treasury obligations

    Interest income                                     229,315      3,011,717

    Foreign exchange gain (loss) on margin             (243,596)       (40,392)
       deposits
                                                   ------------   ------------
Total: Income                                       (25,024,484)    74,174,831

Expenses:
   Brokerage commissions                              4,656,912     52,419,138

   Management fee                                        20,416        119,256

   20.0% New Trading Profit Share                       (77,782)        78,965

   Custody fees                                               0        122,409

   Administrative expense                               190,672      2,090,519
                                                   ------------   ------------
Total: Expenses                                       4,790,218     54,830,287

Net Income (Loss) - November, 2010                 $(29,814,702)    19,344,544

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (681,691.140       $ 10,518,654     862,182,526    872,701,180
   units) at October 31, 2010
Addition of 2,759.523 units on                0       3,575,825      3,575,825
   November 1, 2010
Redemption of (6,820.253) units               0      (8,427,787)    (8,427,787)
   on November 30, 2010*
Net Income (Loss) - November, 2010     (304,491)    (29,510,211)   (29,814,702)
                                   -------------  -------------   ------------

Net Asset Value at November 30,
2010 (677,823.982 units inclusive
of 193.572 additional units) 	   $ 10,214,163     827,820,353    838,034,516
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST NOVEMBER 2010 UPDATE

            November   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    (3.44)%       1.96%      $   1,235.70    668,338.519  $ 825,866,455
Series 2    (2.49)%       0.22%+     $   1,280.94         75,492  $      96,700
Series 3    (2.47)%       5.03%      $   1,282.83      9,396,973  $  12,054,759
Series 4    (2.90)%	 (2.90)%+    $   1,277.25	  12,998  $      16,602
				+

+ Year to Date ROR for Series 2 Units is from April 1, 2010, the date such units were first issued.

+ Year to Date ROR for Series 4 Units is from November 1, 2010, the date such + units were first issued.


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 December 8, 2010


Dear Investor:

In November, the Trust was unprofitable with losses in interest rate and currency trading accounting for most of the shortfall.

The first four trading days of November were powerful extensions of existing trends: a weakening dollar, strengthening equity markets, falling interest rates and rising commodity prices. Then, on November 3 came the announcement of the Federal Reserve's second shot at quantitative easing
(QE2) - $600 billion of longer-term (but not 30-year) Treasury securities to be purchased. The prevailing financial market trends began to falter on Friday, November 5 and by Monday all of the financial and commodity markets were experiencing trend reversals. There may have been a "sell the news" reaction to the QE2 announcement, but the serious financial problems in Ireland and possible contagion throughout the euro area definitely triggered market actions. The Irish banks have been struggling with tens of billions of losses on real estate loans and the series of costly bailouts have pushed the Irish government to the brink of insolvency. Once again the dollar has been viewed as a safe haven during a crisis and it rallied strongly. At the same time, interest rates on government securities rose. These moves accounted for the month's losses. Stock index futures trading was flat and long precious metals positions were profitable as gold and silver benefitted from the market turmoil. Markets settled down by month-end with the announcement of an EU bailout for Ireland despite the serious provocation of North Korea shelling a South Korean island.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman